February 11, 2003



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

                        Re: Schedule 13G - Careside, Inc.

Gentlemen:

Pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934,as amended (the "Exchange Act") and Rule 13d-2 of the General Rules and
Regulations promulgated pursuant to the Exchange Act,enclosed for filing electronically is Schedule 13G Amendment No. 2 filed by GlaxoSmithKline plc with respect to ownership of securities of Careside, Inc.

The Initial Statement and Amendment No. 1 were filed on February 14, 2000 and October 13, 2000 respectively and identify SmithKline Beecham Corporation ("SBCorp") as the Reporting Person. SBCorp and its affiliate, S.R.One, Limited, are current owners of record of the Careside shares.

GlaxoSmithKline plc, through a scheme of arrangement effective December 27, 2000, became the ultimate parent of SBCorp, and is identified as the Reporting Person in this filing.

Any questions concerning this filing may be directed to the undersigned at 215-751-7633.

                                            Very truly yours,


                                            /s/
                                            S.M. Bicknell
                                            Company Secretary

cc w/encs:  Careside, Inc.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                                 CARESIDE, INC.
         -------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
         -------------------------------------------------------------
                         (Title of Class of Securities)

                                   141728 10 5
         -------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on the file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 2 amends and supplements the Statement on Schedule 13G electronically filed with the Securities and Exchange Commission (the "Commission") on February 14, 2000, and subsequent Amendment No. 1 electronically filed with the Commission on October 13, 2000 with respect of the ownership of securities of Careside, Inc. (the "Initial Statement").

The undersigned hereby amends and supplements Items 2 and 5 of the Initial Statement

CUSIP NO. 141728 10 5               13G                        PAGE 2 OF 4 PAGES


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         GlaxoSmithKline plc

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


                                                                   (a)[  ]
                                                                   (b)[  ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         England and Wales

5                          SOLE VOTING POWER
  NUMBER OF                         1,256,421
     SHARES
BENEFICIALLY      6        SHARED VOTING POWER
  OWNED BY
       EACH
   REPORTING      7        SOLE DISPOSITIVE POWER
     PERSON                         1,256,421
      WITH

8 SHARED DISPOSITIVE POWER

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,256,421

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         [x]*

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         6.3%

12 TYPE OF REPORTING PERSON*
         CO

*Aggregate amount does not include securities held by Ms. Diana Mackie, an employee of the Reporting Person and a Director of Careside, Inc., beneficial ownership of which is disclaimed.

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 141728 10 5               13G                        PAGE 3 OF 4 PAGES


Item 1.  (a) Name of Issuer:

         (b) Address of Issuer's Principal Executive Offices:

Item 2.  (a) Name of Person Filing:

             GlaxoSmithKline plc

         (b) Address of Principal Business office:

             980 Great West Road
             Brentford
             Middlesex
             TW8 9GS
             ENGLAND

         (c) Citizenship:

             England and Wales

         (d) Title of Class of Securities:

         (e) CUSIP Number:

Item 3.  Not Applicable.

Item 4.  Ownership.

The information in items 1 and 5 through 11 on the cover pages (page 2) on
Schedule 13G is hereby incorporated by reference.

CUSIP NO. 141728 10 5                       13G                PAGE 4 OF 4 PAGES

Item 5.  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

SROne has the option to convert the remaining principal and accrued interest on the $2 million bridge loan (the "Remaining Loan") into shares of Preferred Stock at $6.375 per share. As of December 31, 2002, SROne was entitled to 431,927 shares. That total represents an increase of 70,567 shares over the number of shares reported in Amendment No. 1. Interest continues to accrue on the Remaining Loan at a rate of 10% ($547.95/day). Payment of principal and interest and the continuing right to convert principal and interest are subject to the outcome of the Issuer's bankruptcy proceedings.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

Item 7. Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company:

Item 8.  Identification and Classification of Members of the Group:

Item 9.  Notice of Dissolution of Group:

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     GLAXOSMITHKLINE PLC

                                                     By:        /s/
                                                              S.M. Bicknell
                                                              Company Secretary

Dated:  February 11, 2003